Exhibit 99.1

Envigado, May 31, 2025

FILING OF THE 2024 ANNUAL REPORT REFERENCE FORM

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market in general, that today submitted its annual report Reference Form for the year ended December 31, 2024, to the Comissão de Valores Mobiliários (CVM).

This report is available on the CVM website: https://sistemas.cvm.gov.br/